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Glow Worm Play Cafe

Play Cafe

962 Barret Ave
Louisville, KY 40204
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Glow Worm Play Cafe previously received $27,100 of investment through Mainvest.
Profile
Data Room
Updates 15
Discussion
This is a preview. It will become public when you start accepting investment.
THE PITCH
Glow Worm Play Cafe is seeking investment to obtain operating capital.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

We are bringing the community together through indoor play, the cafe, the bakery, retail, and community cla

Play is crucial for developing children, and Glow Worm provides a safe, clean, fun environment where childre
their caregivers connect and get work done in our lounge area.
The Barret Ave Corridor, where our cafe is located, is experiencing a revival and needs the promotion of comi
treats and drinks to pair it with. To contribute further to the revival, we are creating jobs for folks in our comn
We aren't just for parents. Our cafe, bakery, and many of our community classes and events are open to eve
inclusive to all who would like to visit our cafe. We frequently have neighboring businesses and neighbors sto
This is a preview. It will become public when you start accepting investment.
ENJOY A LATTE IN OUR PLAY LOUNGE

Enjoy a latte in our play lounge

Louisville Business First

Entrepreneur to build community for Louisville parents at new cafe

Play café to open in Louisville this summer

LOUISVILLE, Ky. (WDRB) -- The last year has been hard for parents and kids who struggled with isolation du
in the Highlands looks to

These Louisville And Kentucky Businesses Are Helping Tornado Victims — And They Need Your Donations

THE TEAM
Katie Read
Chief Dream Maker

With 10+ years working in creative industries, from web design to marketing to video production, I have cons thing: connection within our communities. After I became a mom in 2017, this passion and desire only becam time as a web & creative project manager, and began to build a network of local moms to connect with. I also ethically made clothing for kids. In an effort to find a way to marry the mom group and the retail shop, I came place for parents and caregivers to bring their little ones while they connect with other adults. My strong ma a people-person both help me to naturally find ways to connect with other people, and sell my ideas to our c

LOCATION

Louisville is the largest city in the Commonwealth of Kentucky and the 29th most populous city in the United the home of famous boxer Muhammad Ali, the location of the Kentucky Derby, and the University of Louisvill

Population: 617,790
Metro population: 1,265,108
Average Household Income: 53,436 USD
INDUSTRY

The Pew Research Center found that the number of mothers choosing to stay home with their children is cur released a report which found that 29 percent of mothers (roughly 10.4 million women) with children under t the home. The number of companies offering workers telecommuting opportunities is also growing faster th term projected growth. Between 2005 and 2012, the growth of multiple days-per-week employee teleworker Survey Data, 2012), though the rate of growth slowed during the recession. This is compared to the total no grew only 7.1% during the same time period. This does not count those that are self-employed working out c consider our target market.

In the greater Louisville area, stay at home parents and parents that work out of their home / part time have v comes to places they can drop in and relax and enjoy a bit of coveted "me" time, or plug in and get some wo

Hello investors! First of all, thank you so much for all of your support thus far. Without you, we would not be

We have run into a few roadblocks getting our doors open, the most recent one being some building code is are actively working on resolving these issues by having professional architects draw and stamp a new floor building and business. While this is a setback for us on timeline, we anticipate being able to open our doors i gaining a fabulous outdoor patio that is doubling as the best emergency exit option possible for our building an outdoor space for parents and caregivers, and to host outdoor events when the weather is nice!

We'll keep you posted, but we'll be open and generating revenue to put back in your pockets soon!

AUGUST 9TH, 2021
16 hours left! Our progress so far...

Hey y'all! I wanted to give you a progress update before our campaign ends. Here's what we've been able to

Plumbing plans submitted to the city; work to begin in 2 weeks

Floors are in progress and will be done by the end of next week

All cafe furniture has been ordered and delivered (and is living in a POD on-site)

All coffee equipment has been ordered and delivered

Our coffee bar and shelving are in progress

Exterior paint on the building begins this week

We've extended offers to 3 part-time employees

Our projected opening date is Sept 1!

Thank you all so much for your generous investments. We wouldn't be able to do all of this without you! Spre campaign hours!

AUGUST 4TH, 2021
Have questions?

There are only 5 days left in our campaign! Let's finish strong. If you've already invested, thank you so much family and let's see how close we can get to maxing out at $75,000! If you haven't invested yet, feel free to r have and I'll answer them to the best of my ability.

JULY 28TH, 2021

Huge thanks to Signarama Louisville for our sign installation today!

JUNE 23RD, 2021
Watch my segment on WAVE3 with Dawne Gee!

I am so grateful to Dawne Gee for having me on her show today! Watch the segment here.

JUNE 23RD, 2021
Really this time...

Hey everyone! We will be live on WAVE Country with Dawne Gee today between 2-3pm EST! Watch here: htt

JUNE 19TH, 2021
Our first pop up!

Big thanks to everyone who came out to our pop up today. We had 9 other vendors and it was a lovely time!
reactions to the space and how things are coming along, and I'm leaving the event filled with love and suppc

JUNE 18TH, 2021
Halfway mark!

Whoo hoo! We reached the halfway mark for our targeted amount! You all are amazing.

JUNE 15TH, 2021
WAVE Country Update

Our in-person segment on WAVE Country was rescheduled for next Wednesday! We'll be live, in-person on (

JUNE 14TH, 2021
Door decal proof is in!

Going to production next week. I'll post a picture when it's been installed!

JUNE 13TH, 2021
WAVE Country with Dawne Gee!

Be sure to tune in to WAVE 3 News tomorrow at 2pm EST for WAVE Country with Dawne Gee! I'll be on betw
Worm and the plans for the cafe!

JUNE 10TH, 2021
Welcome!

EXPENSES

Rent $30,000 $30,000 $30,000 $32,305 $33,112
Utilities $12,000 $12,300 $12,607 $12,922 $13,245
Salaries $84,000 $92,400 $98,868 $103,811 $106,924
Insurance $1,200 $1,230 $1,260 $1,291 $1,323
Equipment Lease $0 $0 $0 $0 $0
Repairs & Maintenance $2,000 $2,050 $2,101 $2,153 $2,206
Legal & Professional Fees $0 $0 $0 $0 $0
Operating Profit $50,800 $60,020 $67,024 $69,971 $72,316
This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and
financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
Investment Round Status
Target Raise $10,000
Maximum Raise $20,000
Amount Invested $0
Investors 0
Investment Round Ends March 25th, 2022
Summary of Terms
Legal Business Name Glow Worm Play Cafe
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1.1%-2.2%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date October 1st, 2027
Financial Condition
Historical milestones

Glow Worm Play Cafe has been operating since November 2021 and has since achieved the following milest

Opened location in Louisville, KY

Has exceeded weekly sales goal since December 2021

Historical financial performance is not necessarily predictive of future performance.

Limited Services

Glow Worm Play Cafe operates with a very limited scope, offering only particular services to potential clients changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these c additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new e Play Cafe competes with many other businesses, both large and small, on the basis of quality, price, locatior in customer preference away from Glow Worm Play Cafe's core business or the inability to compete success competitors could negatively affect Glow Worm Play Cafe's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Glow Worm Play Cafe's management or vote on a decisions regarding Glow Worm Play Cafe. Furthermore, if the founders or other key personnel of Glow Worr Worm Play Cafe or become unable to work, Glow Worm Play Cafe (and your investment) could suffer substa

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stab various assumptions regarding operations. The validity and accuracy of these assumptions will depend in lar Glow Worm Play Cafe and the key persons will have no control. Changes in assumptions or their underlying f forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the there can be no assurance that the actual operating results will correspond to the forecasts provided herein. is a newly established entity and therefore has no operating history from which forecasts could be projected

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 month that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your s to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these hold your investment for its full term.

The Company Might Need More Capital

Glow Worm Play Cafe might need to raise more capital in the future to fund/expand operations, buy property

public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly a have been audited by an independent accounting firm). Although Title III does require extensive information, different decision if you had more information.

Lack of Ongoing Information

Glow Worm Play Cafe will be required to provide some information to investors for at least 12 months followi information is far more limited than the information that would be required of a publicly-reporting company; to stop providing annual information in certain circumstances.

Uninsured Losses

Although Glow Worm Play Cafe will carry some insurance, Glow Worm Play Cafe may not carry enough insur the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against Therefore, Glow Worm Play Cafe could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consu antitrust laws, and health care laws, could negatively affect Glow Worm Play Cafe's financial performance or Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Glow Worm Play Cafe's management will coincide: you both successful as possible. However, your interests might be in conflict in other important areas, including these Cafe to act conservative to make sure they are best equipped to repay the Note obligations, while Glow Wor aggressively to invest in the business. You would like to keep the compensation of managers low, while mana can.

Future Investors Might Have Superior Rights

If Glow Worm Play Cafe needs more capital in the future and takes on additional debt or other sources of fina rights superior to yours. For example, they might have the right to be paid before you are, to receive larger d in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchang

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exc rules about corporate governance that are intended to protect investors. For example, the major U.S. stock e to have an audit committee made up entirely of independent members of the board of directors (i.e., directo relationships with Glow Worm Play Cafe or management), which is responsible for monitoring Glow Worm Pl Glow Worm Play Cafe will not be required to implement these and other investor protections.

Subordination

The Notes shall be subordinated to all indebtedness of Glow Worm Play Cafe to banks, commercial finance l
financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible th
or that the representative will do things you believe are wrong or misguided. If an event of default has occurr
appointed, all of the representative's reasonable expenses must be paid before any further payments are ma

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue op
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Glow Worm Play Cafe. Mainvest never predicts or projects performance, and
information. For additional information, review the official Form C filing with the Securities and Exchange Co
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
LON I. Cheshire, CT about 1 month ago

how are things going

Reply
Katie R. Louisville, KY about 1 month ago Glow Worm Play Cafe Entrepreneur

Hi Lon! Sorry for my delayed response -- the good news is that we are VERY busy which it's why it's taken a
meeting or exceeding our sales goals every day since opening (November 26th). We were delayed in our op
fire department and building inspector, but those issues have since been resolved and we are doing great!

Reply

Thank you for your support, Brian!

Molly B. Louisville, KY 7 months ago

Congrats on reaching your initial investment goal!! So exciting!!

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

Thank you!!

Chuck A. 7 months ago

i'm considering investing- have you begun to market the cafe, and do you have any idea what traffic you can
How do you expect to cover your expenses? what kind of traffic do you need to make this work?

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

Hi! All of our financials are broken out in the Data Room tab of our business profile, however we also have se
$50,000, which covers a portion of our operating expenses and build out. We have begun marketing efforts
press appearances, and our organic and paid reach, engagement and page follows/likes are increasing stead
our community surrounding this idea, and many people have reached out to me through our website to pre-l
events and other classes. Our benchmark for traffic is 300 visitors a week to the play area, which hovers aro
throughout the week. The financial forecast for our coffee, retail and community classes are very moderate i
forecasts about 20% of guests purchasing food and beverage from our cafe, which is much lower than we e
know if you would like further information and I'll see what I can put together for you!

Morgan P. Louisville, KY 8 months ago

Katie and Glow Worm to the moon!

Katie R. Louisville, KY 7 months ago Glow Worm Play Cafe Entrepreneur

You're coming with me!

Patricia A. Louisville, KY 8 months ago

I supported Glow Worm Cafe because I want it to be successful and want to be a part of something that the

Katie R. Louisville, KY 8 months ago Glow Worm Play Cafe Entrepreneur

Thank you so much for your support!

choose.

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